

Mail Stop 3561

June 28, 2016

Sean P. O'Brien
Group Vice President and Chief Financial Officer
DCP Midstream Partners, LP
370 17th Street, Suite 2500
Denver, Colorado 80202

> **Re:** **DCP Midstream Partners, LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 25, 2016**
> **File No. 01-32678**

Dear Mr. O'Brien:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 53

1. Explain to us how you monitor the credit quality of your producer customers. In this regard, we note your risk factor disclosure on page 36 regarding the credit risk of your producer customers. As part of your response, please tell us what percentage of your producer customers have below investment grade credit ratings or are currently under review by one or more of the major rating agencies. Further, explain to us how you are mitigating any exposure you may have to customers who are not investment grade. Lastly, tell us what consideration you gave to disclosing more specific information regarding the credit profile of your customers, such as what percent of your customers have below investment grade credit ratings or are under review by one or more of the major rating agencies.

General Trends and Outlook

Commodity Price Environment, page 55

2. We note your disclosure that your business is impacted by commodity prices and you have a hedging program to mitigate commodity price exposure. Also, we note you have mitigated a portion of your expected commodity price risk associated with your gathering, processing and sales activities through 2017 with commodity derivative instruments. Further, we note from your footnote 12 disclosure on page 119 that the majority of your positions will settle through the first quarter of 2016. Please note that the guidance in Item 303(a)(3)(ii) of Regulation S-K requires that you address the reasonably likely effects of trends and uncertainties that are relevant to an assessment of your results of operations. The guidance in Instruction 3 to paragraph 303(a) clarifies the importance of this disclosure, particularly where reported financial information is not necessarily indicative of future operating results or future financial condition. In this regard, we note that you chose to highlight the fact that the majority of your positions will settle through the first quarter of 2016. Please explain to us how these settlements have affected your results of operations and expectations of future operating results and how you have considered providing more extensive discussion, including, where reasonably practicable, quantification of the impact of these settlements on your future results of operations. Please also tell us if you are actively working to renew, extend or enter into new commodity hedging instruments.

Reconciliation of Non-GAAP Measures, page 61

3. Your disclosure of Adjusted Segment EBITDA appears inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016. Please consider the above-mentioned Interpretations in their entirety when preparing the disclosures to be included in your future filings.

Results of Operations – Natural Gas Services Segment

Year ended December 31, 2015 vs. Year Ended December 31, 2014, page 70

4. We note that your analysis of segment gross margin for the Natural Gas Services segment indicates that a material driver of changes in this segment's gross margin in 2015 was a result of "contract mix." In future filings, please disclose a more detailed explanation of how the mix of contracts changed and how this change impacted your gross margin.

5. We note the significant declines in your results of operations in your Natural Gas Services segment. We further note your discussion of decreases in operating revenues related specifically to your natural gas storage and pipeline assets at your Southeast Texas and Northern Louisiana systems and a decrease in segment gross margin

attributable to lower volumes on your Eagle Ford system. Please tell us in detail how you determined there was no impairment of the related long-lived assets or intangible assets associated with this segment.

Liquidity and Capital Resources

Year Ended December 31, 2015 vs. Year Ended December 31, 2014

Operating Activities, page 78

6. We note the increase in distributions you received from your unconsolidated affiliates over the last three fiscal years. In this regard, we note distributions from unconsolidated affiliates were approximately 31% of your 2015 operating cash flows. Please tell us what consideration you gave to expanding your current disclosure to provide insight into whether such distributions from your unconsolidated affiliates are sustainable at current levels.

Critical Accounting Policies and Estimates

Impairment of Goodwill, page 83

7. We have read your disclosure on page 83 that states a prolonged period of lower commodity prices may adversely affect your estimate of future operating results, which could result in future goodwill impairment for reporting units due to the potential impact on your operations and cash flows. In order for investors to better assess the likelihood of a future impairment charge, we believe you should highlight to your investors any assumptions underlying your goodwill impairment assessment that are particularly sensitive to change, where a reasonably likely change in that assumption could lead to a material impairment charge. For example, as it appears from your disclosure that a change in your assumption about commodity prices could have a material impact on your impairment assessment, please tell us how you defined a "prolonged period" of lower commodity prices in your impairment assessment and how you considered disclosing this information to investors. Please also consider defining a "prolonged period" of lower commodity prices in your critical accounting policy on impairment of long-lived assets.

8. For each of your unimpaired reporting units, please tell us the percentage by which fair value exceeded carrying value.

Impairment of Long-Lived Assets, page 84

9. We note the substantial decline in your fiscal 2015 operating revenues and net income of your natural gas services segment. We also note this segment consists of several different systems.

- Tell us and consider disclosing the level at which you assess impairment of your long-lived assets (i.e., what are your specific lowest identifiable levels for which there are identifiable cash flows). Please refer to ASC 360-10-35-23 through ASC 360-10-35-25 and Example 4 of ASC 360-10-55-35 for guidance.

- Tell us and consider disclosing whether there are certain long-lived asset groupings within your natural gas services segment which could have a materially greater risk of impairment than the rest. If applicable, for any long-lived assets for which the fair value did not significantly exceed the carrying value, tell us what consideration you gave to disclosing the carrying value of the long-lived asset and explaining the extent to which you believe the carrying value of the long-lived asset is at risk for future impairment.

10. Expand your current disclosure to identify and explain the key assumptions made to support the recoverability of your long-lived assets, including those related to commodity prices and volumes. To the extent that revenues from higher long-term commodity price assumptions were included in the impairment analysis, clarify how the higher commodity price assumptions were determined. Also, please tell us how you considered providing a sensitivity analysis of reasonably likely changes in these assumptions to assist your investors in assessing the likelihood of future impairments.

Consolidated Statements of Operations, page 94

11. We note your disclosure on page 103 indicating that you provide midstream services under various contractual arrangements, such as percentage of proceeds. Please tell us how much revenue you have recognized, for each financial period presented, related to the sales of tangible product for which you have taken title and the amount of revenue related to services. Also tell us if the line item "Sales of natural gas, propane, NGLs and condensate" contains only net sales of tangible products and "Transportation, processing and other" contains only revenues from services to comply with Rule 5-03(b)(1) of Regulation S-X. Please further tell us if the line item "purchases of natural gas, propane and NGLs" represents the cost of tangible goods sold and how you have separately disclosed the related costs of services to comply with Rule 5-03(b)(2) of Regulation S-X.

9. Investments in Unconsolidated Affiliates, page 111

12. It appears that the summarized information presented in Note 9 for your significant equity method investees may not fully comply with Rule 4-08(g). In this regard, please note that Rule 4-08(g) requires the summarized information as to assets, liabilities and results of operations as detailed in Rule 1-02(bb) of Regulation S-X. We note that Rule 1-02(bb) requires separate presentation of the amount of noncontrolling interests, if applicable. Also, in addition to a revenue measure, it requires gross profit (or, alternatively, costs and expenses applicable to revenues) to be disclosed. Please revise or advise, as appropriate.

10. Fair Value Measurement

Valuation Hierarchy, page 113

13. Please clarify the statement you made that a financial instrument's categorization within the hierarchy is based upon the level of judgment involved in the most significant input in the determination of the instrument's fair value. Please note that under ASC 820-10-35-37A the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

Form 8-K filed May 4, 2016

14. Your disclosure of Adjusted EBITDA and Adjusted Segment EBITDA throughout your earnings release appears inconsistent Question 102.10 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016. Please consider the above-mentioned Interpretations in their entirety when preparing the disclosures to be included in your next earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Elizabeth Sellars, Staff Accountant at (202) 551-3348, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products